VONAGE HOLDINGS CORP.

April 28, 2006

VIA FACSIMILE (202-772-9205) AND EDGAR

Ms. Michele M. Anderson

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Vonage Holdings Corp.

Registration Statement on Form S-1

Filed February 8, 2006 (File No. 333-131659)

Responses to SEC Comment Letter dated April 21, 2006

Dear Ms. Anderson:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received in your letter dated April 21, 2006 relating to the Company’s registration statement on Form S-1 (File No. 333-131659) filed on February 8, 2006 (the “Registration Statement”), and amended on April 7, 2006, April 12, 2006 and April 26, 2006, including the prospectus contained therein (the “Prospectus”). Each Staff comment is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 4. To assist the Staff in reviewing Amendment No. 4, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 4 to Mr. William Bennett. Four of the copies of Amendment No. 4 have been marked to show changes from the Registration Statement as amended on April 7, 2006.

General

1.                          Without necessarily agreeing with your analysis regarding your reliance upon Black Box Incorporation (no-action letter available June 26, 1990), we will not reissue prior comment 12 of our letter dated March 10, 2006.

The Company acknowledges the Staff’s comments.

Prospectus Cover Page

2.                          We note that you list six underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 501(b)(8)(i) of Regulation S-K.

The Company respectfully advises the Staff that each of the underwriters on the Prospectus cover page is a managing underwriter.

Prospectus Summary, page 1

3.                          As noted in prior comment eight, much of the summary section continues to repeat disclosure located in the Business section and is still too long for a summary discussion, particularly with respect to the disclosure set forth under “Our Strengths” on page two and “Our Strategy” on pages two and three. Please revise the summary accordingly.

The Company has revised “Prospectus Summary” on page 2 pursuant to the Staff’s comment.

4.                          Under The Offering on page five, you state the number of shares of common stock in this offering excludes convertible notes, which totaled        shares as of December 31, 2005. Since these convertible notes were also issued in January 2006, please update the disclosure to that date, as appropriate. Similarly revise other references to the convertible notes throughout the prospectus to include any notes issued in January 2006, such as the discussion of the notes appearing in the Liquidity and Capital Resources section of your MD&A.

The Company has revised the disclosure under “The Offering” on page 4, and other references to the convertible notes throughout the Prospectus, pursuant to the Staff’s comments.

Risk Factors, page 9

5.                          Your revised risk factor entitled “Sales Taxes and 911-related fees will increase our customers’ cost…” on page 19 indicates that you have established a reserve of $9.9 million regarding certain sales tax matters and any ultimate liability could exceed that amount and “could have a material adverse effect on us.”  Please include a discussion of this and other potential liabilities in your MD&A, to the extent material, including the amounts payable and the resulting impact on your financial condition and liquidity.

The Company has revised the disclosure on page 56 pursuant to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 51

6.                          Please revise to address how you intend to pay for the significant increase in your interest expense resulting from the issuance of convertible notes in December 2005 and January 2006.

The Company has revised the disclosure on page 56 pursuant to the Staff’s comments.

Direct Cost of Telephony Services, page 41

7.                          Please separately disclose the related increase in direct costs due to the $11.5 million in regulatory fees collected from your customers.

The Company has revised the disclosure on page 45 to separately identify $6.9 million in increased expenses in 2005 relating to local number portability, which was related to the increased revenue from regulatory recovery fees collected from customers. The Company supplementally advises the Staff that regulatory fee revenues were also applied in 2005 to pay regulatory fees (such as the universal service fund) and legal expenses related to regulatory matters. However, the Company believes it would not be useful to investors to provide additional detailed disclosure of how these revenues were applied. On its website, the Company discloses to customers how it uses regulatory fee revenue.

Business, page 65

Our Strategy, page 67

Network Operations, page 68

8.                          We note your response to prior comment 28. Without referring to any specific contracts or providers, please describe in a general fashion the typical key provisions of your agreements with the several telecommunications providers that relate to the interconnections of calls and co-location facilities. Also revise to disclose, as indicated in your response, that the company’s business is not substantially dependent upon these agreements as the company can easily substitute other telecommunications providers in order to obtain the same or similar service at similar cost.

The Company has revised the disclosure on page 77 pursuant to the Staff’s comments.

9.                          Describe the material terms of your agreements with the providers of various emergency call services that are filed as exhibits 10.15, 10.16 and 10.17.

The Company has revised the disclosure on page 77 pursuant to the Staff’s comments.

Management, page 95

10.                   We note on page 102 that options to purchase 2.5 million shares of common stock were issued to Mr. Snyder. Please ensure that these options are reflected in the beneficial ownership table and in Item 15 of Part II to the registration statement.

The Company has revised the Principal Stockholder table on page 120 and Item 15 on page II-2 pursuant to the Staff’s comments.

Employment Agreements, page 101

11.                   We note your disclosure that bonuses are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets. State clearly whether or not the bonuses are paid regardless of whether or not the company is profitable as measured by net income. Similarly state whether bonuses are awarded even if the company experiences a loss from operations before depreciation and amortization.

The Company has revised the disclosure on pages 107 to 110 pursuant to the Staff’s comments.

Description of Convertible Notes, page 113

12.                   As indicated in your response to prior comment 24, revise to clarify that all financial covenants contained in the convertible notes will cease to have effect upon consummation of IPO.

The Company has revised the disclosure on page 126 pursuant to the Staff’s comments.

Directed Share Programs, page 125

13.                   We note the statements on the referenced web site at ipoinfo.vonage.com. If you intend to rely on Rule 134 for those statements, you should revise the web site to include the name and address of the person from whom a prospectus meeting the requirements of Section 10 may be obtained. See Rule 134(b)(2). Alternatively, revise the hyperlink that currently leads to an index of all of your EDGAR filings so that that web site instead includes an active hyperlink to the prospectus, rather than an active hyperlink to your EDGAR filings as a group. See Rule 134(c)(2) and (f).

The Company respectfully notes the Staff’s comments and immediately after filing this letter will revise the existing "place-holder" page for the website, so that the legend provides an active hyperlink to the Prospectus. Please note that when the Company prints preliminary prospectuses, it will file all of the screen shots used in connection with the Customer Directed Share Program as a free writing prospectus, with appropriate legends, and then open the website.

14.                   We have reviewed the materials filed as Annex A of your supplemental correspondence dated April 7, 2006. Please ensure that the third to last paragraph on page 2 of Annex A clearly explains what groups of people the “other persons” related to you are. Also indicate whether or not broker-dealers registered with the NASD will be able to participate in the directed share program. See prior comment 37.

The Company has revised the disclosure on page 140 to indicate that “other persons” related to the Company includes stockholders, vendors, employees, suppliers and service providers and to clarify that broker-dealers registered with the NASD will not be allowed to participate in the directed share program. Although broker-dealers will not be allowed to participate, employees of broker-dealers may participate, like any other customer, if they meet the eligibility requirements pursuant to NASD Rule 2790(d)(2).

Financial Statements

Derivative Instruments, page 56

Note 1. Use of Estimates, page F-8

Note 1. Fair Value of Financial Instruments, page F-14

Note 1. Derivative Instruments, page F-14

15.                   We note that you refer to the assistance of a third-party in the valuation of your embedded derivatives. While you are not required to make reference to the assistance of a third-party, when you do you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete your reference to the third-party, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

The Company has revised the relevant disclosure throughout the Prospectus to delete the reference to the third party and has indicated the models and assumptions required to determine the valuation on page F-15 pursuant to the Staff’s comments.

Consolidated Balance Sheets, page F-4

16.                   Please refer to prior comment 11. You disclose on page 3 that “Immediately prior to the completion of this offering, all outstanding shares of all series of our convertible preferred stock will automatically convert into shares of common stock.”  Please present a pro forma balance sheet column giving effect to the automatic conversion of your convertible preferred stock into your common stock. Also, present a pro forma loss per share on page F-5 giving effect to this conversion for the most recent fiscal year.

The Company has presented a pro forma balance sheet column and a pro forma loss per share on pages F-4 and F-5, respectively, and a pro forma balance sheet in Summary Consolidated Financial Data and Selected Historical Financial Data on pages 6 and 30, respectively, pursuant to the Staff’s comments.

Consolidated Statements of Operations, page F-5

17.                   Please refer to prior comment 40. Since it is necessary to utilize your property and equipment to generate your telephony services revenue, revise your presentation by identifying the amount of the applicable depreciation that is excluded from the caption, “Direct cost of telephony services.”

The Company has revised the disclosure on page F-5 and other tabular presentations of “Direct cost of telephony services” throughout the Prospectus pursuant to the Staff’s comments.

Note 1. Telephony Services Revenue, page F-9

18.                   Please tell us how you determined that the activation rebates are costs and not a reduction of the activation revenues under EITF 01-9.

The Company has revised the disclosure on page F-10 pursuant to the Staff’s comments.

Note 1. Deferred Financing Costs, page F-12

19.                   Please tell us why you are not using the effective interest method to amortize the deferred financing costs.

The Company has revised the disclosure on page F-13 to indicate the use of the effective interest method pursuant to the Staff’s comments.

Note 1. Beneficial conversion feature, page F-14

20.                   Please refer to the last sentence. Revise to disclose that the beneficial conversion feature with respect to the convertible equity represents a dividend and not a discount to the related equity.

The Company has revised the disclosure on page F-15 pursuant to the Staff’s comments.

Note 7. A-2 Redeemable Convertible Preferred Stock Warrant, page F-25

21.                   Please refer to prior comment 42. Tell us whether the warrant agreement requires you to register the shares underlying the warrant. Tell us if the registration rights require you to file a registration statement that is declared effective by the SEC or else you are required to pay liquidated damages. In this regard, we note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.”  The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in accounting for the shares underlying the warrant.

We also note that the accounting and classification of this freestanding warrant may also be impacted depending on your view as to the appropriate accounting for this warrant under EITF 00-19 and your consideration of EITF 05-4. Please advise. Further, please provide us copies of the warrant agreement and if applicable, the registration rights agreement.

The Company advises the Staff that the registration rights relating to the shares underlying the warrant do not provide for the payment of liquidated damages. The Company is providing the Staff with copies of the Stock Purchase Warrant and the Third Amended and Restated Investors’ Rights Agreement (which provides the registration rights for the underlying shares) and is filing these documents as exhibits to Amendment No. 4.

Note 7. Series E Redeemable Convertible Preferred Stock, page F-28

22.                   Please refer to prior comment 43. Tell us how you determined that only 1% of the preferred stock had a beneficial conversion feature.

The Company looked at the timing of preferred stock issuances compared with the fair market value of the underlying common stock. For preferred stock issuances subsequent to July 15, 2005, the fair market value of the underlying common stock was greater than the conversion price of the preferred stock. As such, these holders received a beneficial ownership feature. This feature applied to 125 of the 9,429 shares issued, or approximately 1%.

Note 8. Employee Benefit Plans, page F-28

23.                   Please refer to prior comment 45. Revise to present the disclosures included in your response. Also revise the year for your August 30 grant to 2005 instead of 2006. Please disclose the name of the independent third party and include the consent of this expert in the filing. Also, confirm to us that the Series E preferred stock and the convertible notes were issued to unrelated third parties.

The Company has revised the disclosure on pages F-34 and F-35 pursuant to the Staff’s comments.

The Company has deleted the reference to the independent third party on page F-35 pursuant to the Staff’s comments.

The Company confirms that the Series E preferred stock and the convertible notes were issued to unrelated third parties, who drove the pricing terms. However, these securities were also sold to previously existing investors, on the same terms as those negotiated by unrelated third parties.

Note 10. Vendor Commitment, page F-33

24.                   Please refer to the sixth paragraph. Tell us the nature and term of your vendor commitments. Also, tell us how you are accounting for this commitment and the basis for your accounting.

The Company has revised the disclosure on page F-39 pursuant to the Staff’s comments.

Note 10. Commitments and Contingencies, page F-37

25.                   Please refer to prior comment 47. Disclose an estimate of the possible additional taxes or range of the additional taxes, or state that such an estimate can not be made.

The Company has revised the disclosure on page F-43 pursuant to the Staff’s comments.

Note 13. New Chief Executive Officer, page F-42

26.                   Please refer to the second paragraph. Revise to disclose the terms of the options.

The Company has revised the disclosure on page F-45 pursuant to the Staff’s comments.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (732) 528-2675 or counsel to the Company, James S. Scott, Sr. and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7702 and (212) 848-8167, respectively.

Very truly yours,

John S. Rego

cc:	William Bennett
(Securities and Exchange Commission)
Sharon A. O’Leary, Chief Legal Officer
(Vonage Holdings Corp.)
James S. Scott, Sr., Esq.
(Shearman & Sterling LLP)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)
D. Brian Downey
(Amper, Politziner & Mattia P.C.)